Filed Pursuant to Rule 433

Registration Statement No.  333-158473

Term Sheet dated April 8, 2009 supplementing
the Preliminary Prospectus Supplement dated April 7, 2009

Final Term Sheet

Micron Technology, Inc.

$200,000,000

aggregate principal amount of its

4.25% Convertible Senior Notes due October 15, 2013

This term sheet to the preliminary prospectus supplement dated April 7, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Micron Technology, Inc. (NYSE: MU)

Issue:	4.25% Convertible Senior Notes due October 15, 2013

Maturity date:	October 15, 2013, unless earlier converted, repurchased or redeemed

Interest rate:	4.25% per annum

Interest payment dates:	April 15 and October 15 of each year, beginning on October 15, 2009

Aggregate principal amount offered:	$200 million

Over-allotment option:	$30 million

Underwriting discount:	2.75%

Issue price:	100% of the principal amount of the notes, plus accrued interest, if any, from the Closing Date

Public Offering Price in Concurrent Common Stock Offering	$4.15

Last reported sale price of the Issuer’s common stock on the NYSE:	$4.28 (April 8, 2009)

Conversion premium:	Approximately 22.50% above the Public Offering Price in the Concurrent Common Stock Offering

Initial conversion price:	Approximately $5.08 per share of common stock (subject to adjustment)

Conversion rate:	196.7052 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

Pricing Date/Closing Date:	April 8, 2009/April 15, 2009

CUSIP/ISIN/ISSUE DESCRIPTION:	595112 AJ2/US595112AJ29/SR NT CONV

Ranking:	Senior unsecured; structurally subordinated to subsidiary debt

Listing:	None

Joint book-running managers:	Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co.

Co-manager:	Deutsche Bank Securities Inc.

Use of proceeds:

The net proceeds from the offering, after deducting the underwriters’ discounts and estimated offering expenses payable by the Issuer of approximately $5.8 million, will be approximately $194.2 million (or approximately $223.4 million if the underwriters exercise their over-allotment option in full).

The Issuer intends to use a portion of the net proceeds of this offering to pay approximately $21.5 million for the cost of capped call transactions that the Issuer entered into with the counterparties thereto in respect of an aggregate of approximately 39.3 million shares of the Issuer’s common stock. The capped call transactions were entered into with cap prices of 60% higher than the public offering price of the Issuer’s common stock in the concurrent public offering of common stock. If the underwriters exercise their option to purchase additional notes to cover over-allotments, the Issuer intends to use approximately $3.2 million of the net proceeds from the sale of the additional notes to enter into additional capped call transactions with respect to 5.9 million additional shares of the Issuer’s common stock.

The remaining net proceeds from this offering of approximately $172.7 million (or approximately $198.7 million if the underwriters exercise their over-allotment option in full) will be used for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, the Issuer evaluates potential acquisitions and strategic transactions of businesses, technologies or products.

Currently, however, the Issuer does not have any agreements with respect to any material acquisitions or strategic transactions.

Adjustment to conversion rate upon a make-whole change in control:

Holders who convert their notes in connection with a make-whole change in control will be, under certain circumstances, entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such make-whole change in control. The following table sets forth the stock price, effective date and number of make-whole shares to be added to the conversion rate per $1,000 principal amount of the notes.

Stock Price

Effective Date	$ 4.15	$ 4.25	$ 4.50	$ 5.00	$ 6.00	$ 8.00	$ 10.00	$ 12.50	$ 15.00	$ 17.50	$ 20.00	$ 25.00	$ 30.00	$ 35.00	$ 40.00	$ 50.00
04/15/2009	44.2587	42.6889	38.9362	32.8178	24.6846	16.1268	11.7457	8.6265	6.7115	5.4057	4.4591	3.1751	2.3486	1.7768	1.3621	0.8121
10/15/2009	44.2587	41.8557	37.8988	31.6282	23.4394	15.0080	10.8406	7.9357	6.1619	4.9641	4.0937	2.9110	2.1464	1.6149	1.2282	0.7148
10/15/2010	44.2587	40.0773	35.7428	28.9663	20.4353	12.4327	8.7957	6.3987	4.9787	4.0226	3.3268	2.3757	1.7550	1.3203	1.0020	0.5756
10/15/2011	44.2587	39.5301	33.3703	25.6053	16.3823	9.0456	6.2629	4.5730	3.5868	2.9163	2.4230	1.7403	1.2889	0.9693	0.7327	0.4111
10/15/2012	44.2587	39.0595	30.9434	21.3292	10.6819	4.5652	3.2731	2.4423	1.9343	1.5790	1.3140	0.9435	0.6967	0.5205	0.3886	0.2061
10/15/2013	44.2587	38.5889	25.5170	3.2948	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the above table, in which case:

•                  if the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the make-whole shares issued upon conversion of the notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and/or the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is in excess of $50.00 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes; and

•                  if the stock price is less than $4.15 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes.

Notwithstanding the foregoing, the conversion rate of the notes shall not exceed 240.9638 per $1,000 principal amount of notes, subject to adjustment in the same manner as described in the preliminary prospectus supplement dated April 7, 2009 under “Description of Notes—Adjustment to Conversion Rate—General.”

The Issuer’s obligation to deliver the make-whole shares could be considered a penalty, in which case the enforceability of our obligation to deliver make-whole shares would be subject to general principles of reasonableness of economic remedies.

Concurrent Offering of Common Stock

Concurrently with this offering, pursuant to a separate prospectus supplement, the Issuer priced an underwritten public offering of 60,240,000 shares (69,276,000 shares if the underwriters exercise their over-allotment option with respect to that offering in full) of the Issuer’s common stock (the “Common Stock Offering”).  Neither the completion of the Common Stock Offering nor the completion of this offering is contingent on the completion of the other.  Assuming no exercise of the underwriters’ over-allotment option with respect to the Common Stock Offering, the net proceeds of the Common Stock Offering, after deducting the underwriting discount and estimated expenses, will be approximately $239.7 million, based on a public offering price of $4.15 per share.

Modifications to the Preliminary Prospectus Supplement

Capitalization

	March 5, 2009
	Actual	As Adjusted for this Offering and the Capped Call Transactions	As Adjusted for this Offering and the Concurrent Offering of our Common Stock
Cash and equivalents and short-term investments	$932	$1,105	$1,344
Current portion of long-term debt and capital lease obligations	$353	$353	$353
1.875% convertible senior notes due 2014	$1,300	$1,300	$1,300
4.25% convertible senior notes due October 15, 2013	—	200	200
Other long-term debt and capital lease obligations, excluding current portion	1,242	1,242	1,242
Total long-term debt and capital leases	2,542	2,742	2,742
Noncontrolling interests in subsidiaries	2,344	2,344	2,344
Shareholders’ equity:
Common stock, par value $0.10 per share, 3,000 million shares authorized; 777.5 million shares issued and outstanding(1)	78	78	84
Additional capital	6,584	6,563	6,796
Accumulated deficit	(1,913)	(1,913)	(1,913)
Accumulated other comprehensive income (loss)	(7)	(7)	(7)
Total shareholders’ equity	4,742	4,721	4,960
Total capitalization	$9,981	$10,160	$10,399

(1)          Outstanding common stock does not include (i) 190.0 million shares of common stock reserved for issuance under our equity plans, under which options and restricted stock units to purchase 124.1 million shares were outstanding as of March 5, 2009, at a weighted average exercise price of $16.09 per share, (ii) 3.9 million shares of common stock issuable upon exchange of stock rights held by Intel Corporation and (iii) shares of common stock issuable upon conversion of the notes offered hereby and shares of common stock issuable upon conversion, if any, of the 1.875% convertible senior notes due 2014.

Subsidiary Indebtedness

On pages S-4, S-21 and S-32 of the preliminary prospectus supplement, the disclosure has been revised to clarify that as of March 5, 2009, the Issuer’s subsidiaries had unsecured liabilities (including trade and other payables but excluding intercompany indebtedness) outstanding in an amount of $1,274 million.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting IDEA on the SEC’s web site at www.sec.gov. Alternatively, either preliminary prospectus supplement may be obtained from Morgan Stanley & Co. Incorporated, Attn: Prospectus Department, 180 Varick Street 2/F, New York, NY 10014, call toll-free 1-866-718-1649, or email prospectus@morganstanley.com; from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free 1-866-471-2526, or fax 212-902-9316, or email prospectus-ny@ny.email.gs.com; or from Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611, email: prospectusrequest@list.db.com.

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